NO ACT

PE
12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

Received SEC

FEB 2 6 2009

Washington, DC 20549

February 26, 2009

Thomas E. Laursen
Executive Vice President and General Counsel
Zions Bancorporation
One South Main, Suite 1138
Salt Lake City, UT 84111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Re: Zions Bancorporation
Incoming letter dated December 23, 2008

Dear Mr. Laursen:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposal submitted to Zions by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Zions Bancorporation
Incoming letter dated December 23, 2008

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Zions may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Zions may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ZIONS BANCORPORATION

Thomas E. Laursen
Executive Vice President
General Counsel

December 23, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation — Omission
<u>of Shareholder Proposal Pursuant to Rule 14a-8</u>

Ladies and Gentlemen:

This letter is submitted by Zions Bancorporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2009 annual meeting of shareholders by Gerald R. Armstrong (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as <u>Annex A</u>.

The Company believes that the Proposal may be omitted from the Proxy Materials because the Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3).

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed for filing are six copies of this letter, including the Proposal and Supporting Statement.

One South Main, Suite 1138, Salt Lake City, UT 84111 | *Telephone* (801) 844-8502 *Fax* (801) 524-2129 | *tlaursen@zionsbank.com*

The Proposal

The Proposal reads:

RESOLUTION

That the shareholders of ZIONS BANCORPORATION request its Board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management at times when "gimickry" such as "Lockhart Funding" were in place.

The following table summarizes increases in compensation by our executives:

	2007	2006	2003
Harris H. Simmons	$ 1,698,239	$ 2,296,100	$ 783,230
Doyle L. Arnold	1,570,494	1,503,874	635,268
Paul Murphy	1,983,622	1,813,025	N/L
A. Scott Anderson	1,409,262	N/L	N/L

The earnings of Zions Bancorporation have been weakened and the dividend significantly reduced while management enjoys top dollar compensation.

But what efforts have been taken by the Board of Directors to recoup high salaries and bonuses?

Now, 2008 awakened shareholders that losses of "off-balance sheet" items such as Lockhart Funding that was allowed by careless directors who gave thoughtless management "bonuses" for what has become an evaporating dividend. "TIME IS THE TEST OF VALUE!"

Mushrooming compensation is a great concern of shareholders. The Council of Institutional Investors recommends timely adoption of shareholder proposals on this subject. "There is no doubt that executive compensation lies at the root of the current financial crisis" wrote Paul Hodgson of The Corporate Library. Shareholders at Wachovia and Merrill Lynch did not support "Say on Pay" proposals in 2008. Now, these shareholders have a lot less to say.

An Advisory vote establishes an annual referendum process for shareholders about executive pay. This can provide directors and management with useful information about shareholder views on executive compensation.

AFLAC submitted an Advisory Vote in its 2008 proxy statement where 93% voted in favor which confirms strong support for good disclosure and reasonable compensation. In 2008, Senators Obama and McCain supported this, too.

If you agree, please vote "FOR" this proposal.

Grounds for Omission

The Proposal contains materially false and misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may omit a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." For purposes of Rule 14a-9, the Commission considers misleading among other things "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct of associations, without factual foundation." As described below, (i) the Supporting Statement contains statements that clearly impugn the Company's character and reputation, as well as those of its directors and management, without factual basis and (ii) the Supporting Statement contains statements that are materially false and misleading. Given these flaws and the significant amount of editing that would be required to bring the Proposal and Supporting Statement into conformity with the proxy rules, the Company believes that exclusion of the Proposal and Supporting Statement would be in line with the guidance given by the Staff in *Division of Corporation Finance: Staff Legal Bulletin No. 14 - Shareholder Proposals* (July 13, 2001) where the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." We urge the Staff to concur in our analysis that the Proposal and Supporting Statement may be omitted on this basis. *See, e.g., Swiss Helvetia Fund, Inc.,* SEC No-Action Letter (April 3, 2001) (finding that the entire proposal may be omitted on the basis that it impugns character, integrity and personal reputation) and *Philip Morris Companies Inc.*, SEC No-Action Letter (February 7, 1991) (allowing the proposal to be omitted noting that the "the majority of the supporting statement consists of statements that 'directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations' regarding management and others in contravention of Note (b) to rule 14a-9"). Materially false and misleading statements without factual foundation – particularly when highlighted by pejorative character assaults such as those that run throughout the Proponent's materials – threaten confusion to shareholders, not to mention the integrity and seriousness of the Commission's shareholder proposal process itself and justify the exclusion of the Proponent's Proposal and Supporting Statement.

Alternatively, should the Staff determine that the entire Proposal and Supporting Statement are not excludable, we urge the Staff to permit exclusion of the Supporting Statement, or at a minimum, the substantial portions of the Supporting Statement that are clearly in contravention of 14a-9, as discussed below. Concurring in this view would be in line with the position the Staff has taken in the past in several no action letters, including *CCBT Bancorp, Inc.,* SEC No-Action Letter (April 20, 1999), in which the Staff allowed the entire supporting statement of a proposal to be omitted on the basis that it was false and misleading, and *Maytag Corporation (Rossi),* SEC No-Action Letter (March 14, 2002), in which the Staff required portions of the supporting statement to be deleted as being materially false and misleading. *See also, Northrop Grumman Corporation*, SEC No-Action Letter (March 22, 2002) (requiring various statements to be deleted, including the statement: "Imagine an employee collecting pay for 3 years without a review"); and *General Electric Company*, SEC No-Action Letter (January 27, 2004) (requiring several paragraphs and various other statements to be deleted).

(1) The Supporting Statement inaccurately impugns character, integrity and reputation without factual basis.

According to Note (b) to Rule 14a-9, a statement that impugns character, integrity or reputation without factual foundation is misleading within the meaning of the rule. The Staff expressly noted in Staff Legal Bulletin No. 14B (September 15, 2004) that it would be appropriate to exclude or modify a statement where the "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The Proponent has clearly impugned the character, integrity and personal reputation of the Company and its board of directors and management. By way of example, his statement that he is "concerned about the levels of compensation afforded our top management at times when 'gimickry' [sic] such as 'Lockhart Funding' were in place" deliberately calls into question the integrity of the Company and its board of directors. "Gimmickry" is a word designed to imply trickery and deception (See, e.g., the definition of "gimmick" in the *American Heritage Dictionary of the English Language*, Fourth Edition (available at Dictionary.com). The Proponent has not, and cannot, provide any factual foundation that the Company was engaging in any such behavior.

- Lockhart Funding, LLC, or "Lockhart," is a qualified special purpose entity that was established in full compliance with all applicable accounting and regulatory standards. It is a limited liability company that issues commercial paper to institutional investors. The proceeds of the commercial paper are used to purchase U.S. government securities and other AAA-rated securities. One of the Company's subsidiary banks provides a liquidity facility to Lockhart, pursuant to which the bank is obligated to repurchase securities from Lockhart upon the occurrence of various events, including the downgrading of securities or Lockhart's inability to issue new commercial paper to repay maturing commercial paper. The bank is paid a fee for the liquidity facility. Because Lockhart complies with the applicable accounting and regulatory rules, its assets are not recorded on the Company's balance sheet.

- Lockhart was established for entirely legitimate business purposes relating to the Company's core businesses. Since its inception, it has purchased over $3 billion of small business loans originated or purchased by the Company's subsidiary banks. This enabled the Company to expand its small business loan line of business to the point the Company is one of the leading small business loan originators in the country.

- Since Lockhart's inception, the Company has maintained risk-based regulatory capital against Lockhart's assets as if those assets were held on the Company's balance sheet.

- Since Lockhart's inception, the Company has disclosed in its reports filed with the Commission the existence of Lockhart, the Company's contractual obligations relating to Lockhart and the Company's possible financial exposure relating to Lockhart. We understand this differs from the disclosure practice of many other financial institutions, especially those associated with structured investment vehicles, who did not disclose their potential liability relating to the vehicles.

The Proponent goes on to say that matters related to Lockhart were "allowed by careless directors who gave thoughtless management 'bonuses' for what has become an evaporating dividend". This blatant calumny further impugns the character and integrity of the Board and management. As the Proponent knows, the Board of Directors has a fiduciary duty of care to the Company and its shareholders. By calling the Board "careless," the Proponent creates an impression that, as a matter of fact, the Board has violated their fiduciary duty and therefore has violated state law. A determination that the Board has violated its fiduciary duty is a determination properly made by a court of competent jurisdiction, not the Proponent, and no such determination with respect to the Board has been made. The Proponent's implication that the Board has violated its fiduciary duty is a materially misleading statement with no factual foundation. See *Swiss Helvetia Fund, Inc.,* SEC No-Action Letter (April 3, 2001). Moreover, there is a risk that statements such as the Proponent's could encourage frivolous, yet expensive, litigation against the Company.

The Proponent's statements impugn the character, integrity and reputation of the Company, its Board and management in a more general and pervasive manner. Throughout his Supporting Statement, the Proponent uses pejorative, emotion-laden terms. These include, in addition to the words, "gimmickry," "careless" and "thoughtless," the comments "enjoys top dollar compensation," failing to recoup salaries and bonuses, "evaporating dividend" and "mushrooming compensation." These unfair and pejorative terms have a cumulative effect. For example, the Proponent's seemingly straightforward question whether the Board has taken steps to recoup salaries and bonuses is colored by its proximity to the baseless and pejorative terms, "careless" and "thoughtless," as well as the rhetorical and sarcastic nature of the question. As a result the question intimates carelessness and breach of duty by the directors, when none exists. The regular use of such loaded terms, together with the materially inaccurate and negatively misleading information contained in the Supporting Statement, discussed below, paints an overall picture of a deceitful, incompetent and rapacious enterprise. Such a picture is unsubstantiated and untrue and cannot easily be remedied through the substitution of a few select words.

The Proponent's implication that the Board has violated its fiduciary duty is a materially misleading statement with no factual foundation. See *Swiss Helvetia Fund, Inc.,* SEC No-Action Letter (April 3, 2001).

(2) The Supporting Statement contains statements that are false and misleading.

The Supporting Statement contains several statements that are at worst materially false and at best materially misleading. In addition to characterizing the lawful transactions associated with Lockhart as "gimickry" as discussed above, the Supporting Statement contains the following materially false or misleading statements.

Lockhart Funding and Executive Compensation. The Proponent suggests that no changes were made in the compensation of Company executives as a result of the negative impact Lockhart has had on the Company's performance in recent years. This suggestion is erroneous. A very substantial portion of the compensation available to the Company's senior management takes the form of long-term cash-based performance plans and stock options. These components of compensation have been virtually wiped out as a result of the Company's recent financial performance, in part arising from Lockhart. Recent performance plans cover a three-year period. In the most recently completed plan period, 2003-2005, a period in which the Company had relatively good performance, the five named executive officers in the 2008 proxy statement received a total of approximately $11 million in performance plan payouts. Current projections show that the same NEOs will receive either no or very little in performance plan payments for the 2006-2008 period (in fact, very few of our twenty Section 16 officers will receive any 2006-2008 payout). Likewise, because of recent company performance, employees have lost substantially all of the value of unexercised options granted on or prior to the April 2008 grants. The grant date value of unexercised options held by the five NEOs aggregates to approximately $14 million.

Even if the Company were to explain these executive compensation issues to shareholders in the proxy statement, it would be a discussion not going to the advisability of a "say on pay" policy, but delving into the complicated details of business performance and compensation paid over a six-year period. As such, it would be distracting, confusing and of no real benefit to shareholders.

Compensation of Executives. The Proponent's summarization of the Company's executive compensation is a materially misleading muddle.

- First, data drawn from compensation information contained in the Company's proxy statements covering 2003 compensation, on the one hand, and 2006 and 2007 compensation, on the other hand, is, without adjustment, extremely misleading due to changes in the SEC's executive compensation disclosure rules during the interim. The data for 2006 and 2007 includes the accounting value of equity awards in total compensation, whereas the 2003 data includes only information with respect to number of shares granted. Moreover, 2006 and 2007 total compensation includes change in pension value and nonqualified deferred compensation earnings, whereas 2003 data does not include these amounts. Yet the Proponent has compared 2006 and 2007 total compensation which includes these additional amounts against 2003 total compensation data which excludes the value of options. It is hard to imagine a clearer case of apples and oranges. Because 2003 information does not include the value of equity grants or amounts related to pensions and nonqualified deferred compensation, for valid comparisons these amounts should be excluded from the 2006 and 2007 amounts of total compensation. This would *grossly* reduce the compensation of the executives identified by the Proponent as follows:
    - Harris Simmons – 2007 total adjusted compensation of $941,018 instead of the $1,698,239 shown (a material reduction of $755,221); 2006 total adjusted compensation of $1,567,810

instead of the $2,296,100 shown (a material reduction of $728,290);

- Doyle Arnold – 2007 total adjusted compensation of $1,019,247 instead of the $1,570,494 shown (a material reduction of $551,247); 2006 total adjusted compensation of $984,629 instead of the $1,503,874 shown (a material reduction of $519,245);

- Paul Murphy – 2007 total adjusted compensation of $1,566,618 instead of the $1,983,622 shown (a material reduction of $417,004); 2006 total adjusted compensation of $1,546,250 instead of the $1,813,025 shown (a material reduction of $266,775); and

- Scott Anderson – 2007 total adjusted compensation of $979,862) instead of the $1,409,265 shown (a material reduction of $429,400).

- Second, the Proponent's data for 2003 are simply incorrect, as the numbers shown are actually the amounts shown in the Company's proxy statement covering 2002 compensation. It is apparent why the Proponent chose to use 2002, because that was an unusual year in which Mr. Simmons did not receive an annual bonus. Because of this unusual circumstance, Mr. Simmons's total compensation was approximately $400,000 less than normal in 2002 (in 2003 and 2004 Mr. Simmons received bonuses of $400,000 and $475, respectively). Based on total compensation for Mr. Simmons in 2002 and 2003 of $783,230 and $1,341,298, as shown in the Company's proxy statement, the impact of the bonus withholding is material. Without disclosing the reason 2002 compensation is unusually low, the Proponent's use of 2002 data is misleading. (The differences in Messrs. Arnold's and Anderson's total compensation in 2002 and 2003 are not materially different. Mr. Arnold received $629,227 of total compensation in 2003 and $635,268 of in 2002. Mr. Anderson's 2003 total compensation was $640,427 compared to $733,154 in 2002, each as shown in the Company's proxy statement.) Mr. Anderson's total compensation for 2002 and 2003 was disclosed in the Company's proxy statement, contrary to the indication of "N/L" set forth in the Proponent's Supporting Statement.

- Third, the Proponent's table of compensation fails to explain changes in the Company's long-term cash performance plans and related compensation reporting rules of the Commission. The Company maintained overlapping four-year plans, one payable each year, until the end of 2005. In 2003, it commenced the practice of end-to-end three-year plans, each payable every three years (the remaining overlapping plans were allowed to complete). The targeted amount of payouts under the overlapping plans was about one-fourth of the amount targeted under the end-to-end plans. In addition, commencing with the end-to-end plans, the Company adopted the practice of paying out on the plans over a two-year period. In the first year, an employee would receive an amount up to his or her annual salary. The remaining amount of the payment would be made one year later. The Company's disclosure practices changed during this period as well. Prior to the Commission's new executive compensation rules, the Company disclosed performance plan payouts in the year actually paid (for example, the full amount of payment under a four year plan ending December 31, 2002 and paid in the first quarter of 2003 would be shown as compensation for and only for 2003). Following the Commission's rule changes, the Company shows the full amount of payouts under plans as compensation for and only for the last year of the performance plan. Consequently, total compensation amounts for 2002 and 2003 include performance plan payouts, whereas total compensation amounts for 2006 and 2007 do not include any performance plan payouts. It is difficult to determine how to explain the impact of these changes.

- Fourth, the Proponent's Supporting Statement omits information that is necessary to understand the context of the compensation levels and is readily available from the Company's filings with the Commission. Mr. Arnold was a relatively recent hire in 2002 and 2003, having joined the Company in December 2001. Thus, his compensation reflects a low, new hire level. Mr. Murphy was retained upon the Company's acquisition of Amegy Bancorporation, Inc.; his compensation reflects amounts contractually agreed to in connection with the acquisition. In addition, Mr. Arnold's performance since 2003 has been extraordinary, as recognized in surveys of leading market participants conducted by *Institutional Investor* magazine in 2006 and 2007 culminating in his selection by the magazine as Best CFO of the Year – Banks/Mid-Cap in 2007 and 2008, as well as runner-up Best CFO of the Year – Banks/Mid-Cap in 2006 based on the 2005 survey.

- Fifth, the Proponent suggests that the named executives received excessive increases in compensation that was inappropriate because of the Company's poor financial performance. However, the Company's performance was strong through 2006. Therefore, comparisons between

2002 or 2003, on the one hand, and 2006 or 2007, on the other, are irrelevant and materially confusing. And yet the only material increases in compensation occurred during the 2003-2006 timeframe, with 2006 to 2007 changes being either negative to executives or immaterial.

- Sixth, the presentation of the table is confusing and misleading. Although the Supporting Statement indicates that "the table included in the Supporting Statement summarizes *increases* in compensation by our executives" (emphasis added), the table in fact presents the total amount of compensation that each of the named individuals received in the specified year. A shareholder reviewing the table would assume, for example, that in 2006 Mr. Simmons received $2.3 million more than he had in the previous year, when in fact Mr. Simmons only received $2.3 million in total compensation that year.

Most importantly, the Proponent's information, taken together, presents the entirely misleading impression of "mushrooming" compensation increases when that simply wasn't the case. Mr. Simmons adjusted 2007 adjusted total compensation of $941,018 is actually *lower* than his 2006 adjusted total compensation of $1,567,810 and *even* his 2003 adjusted total compensation of $1,133,359 (using this amount for 2003 excludes $207,939 of 2003 performance plan payout and avoids needing to address the anomalous withholding of a bonus in 2002). Mr. Arnold's adjusted total compensation grew during the 2002 to 2007 period, but by reason of the fact he moved from being an untested new hire to one of the most respected chief financial officers in the industry, not because of undeserved "mushrooming" compensation practices. The increases in Mr. Arnold's and Mr. Murphy's 2007 adjusted total compensation compared to 2006 adjusted total compensation are less than two percent – less than ordinary cost of living increases, in other words. All in all, it is simply unfair and misleading to characterize changes in the Company's compensation levels as "mushrooming compensation."

Were the Company required to include the Proponent's inaccurate and misleading table of compensation in its proxy statement, the Company would be forced to include the lengthy, complicated and confusing discussion above, merely to correct the misimpressions that shareholders would otherwise suffer. Such a discussion would be distracting and confuse shareholders in their consideration of the policy issues relating to a "say on pay" policy.

Top Dollar Compensation. The Proponent's Supporting Statement that Company executives received "top dollar" compensation is false and misleading because it is unsubstantiated, pejorative and materially inaccurate. As disclosed in the Compensation Discussion and Analysis contained in the Company's 2008 proxy statement, the Company designs its compensation to pay annual cash compensation and bonuses at a level equal to the 50th percentile of similar pay at peer companies and to provide long-term cash performance plan payments and equity grants at a level, taken together, equal to the 50th to 75th percentile of peer companies, assuming favorable relative performance by the Company. Thus, the Proponent's claim of "top dollar" compensation is false and misleading simply on the face of the Company's proxy filings. There is, of course, substantial variability on the amounts *actually paid* under the Company's performance plans and the amounts actually realized upon pursuant to equity grants. As noted above, very minimal payment is expected to be made under the 2006-2008 performance plans and almost all unexercised options are underwater. (An outside consultant regularly reviews actual compensation levels to confirm they meet the design criteria.) This is not "top dollar," but rather generally median, compensation.

Recoupment of Salaries and Bonuses. The Proponent suggests there is some reason the Board should have attempted to recoup "high" salaries and bonuses. This is false and misleading for the reason identified above. Salaries and bonuses are not "high" but rather "median." Moreover, by raising the topic of "recoupment," the Proponent is likely alluding to remedies provided by the Sarbanes-Oxley Act of 2002 in the event of a restatement "due to misconduct" or by the U.S. Treasury Department's Troubled Asset Relief Program in the event payments are based on materially inaccurate financial statements or performance metric criteria. Through this allusion, the Proponent intends to leave shareholders with the impression that some wrongful financial engineering must have taken place to give the Company a legal basis to recoup salaries and bonuses. Of course, any such suggestion is unfounded and unsupportable. Neither remedy has any application to the Company or its Board or management in the present circumstances. As with the statement about careless directors and thoughtless management, the suggestion that the Board failed to exercise some duty to recoup salaries and bonuses also impugns the integrity of the Board members and could wrongfully expose the Company and the Board to frivolous and unnecessarily expensive litigation.

Evaporating Dividend. The Proponent's characterization of the Company's dividend is materially misleading. Although the Company reduced its common stock dividend in the fourth quarter of 2008 to $0.32 per share (from $0.43 in the prior quarter), that represented a reduction of only about 25% (hardly "evaporation") and followed eight years of steady or increasing dividends.

"TIME IS THE TEST OF VALUE." Taken as a whole, the fifth paragraph of the Proponent's Supporting Statement is false and misleading because it does not articulate any particular argument but merely pontificates. The statement, "Time is the test of value," while possibly a nice slogan, conveys no meaningful information to shareholders on the issue of shareholder votes ratifying executive compensation.

Council of Institutional Investors Position. The Proponent's Supporting Statement that the Council of Institutional Investors recommends timely adoption of shareholders proposals on the subject of "mushrooming compensation" is false and misleading for a number of reasons. The statement suggests that the Council supports the actual Proposal to be included in the Company's proxy statement, although there is no evidence that the Council does so. If the Council does so it should be required to be a co-proponent or provide written evidence of support. If the Proponent is suggesting that, based on the position taken by the Council on other matters, it would support the Proposal or that the Council agrees with the multiple pejorative and misleading statements made by the Proponent in his Supporting Statement, including the one about "mushrooming compensation," the Proponent's suggestion is pure speculation and gives misleading credibility to the Proposal.

Wachovia and Merrill Lynch. The Supporting Statement deceptively states: "[s]hareholders at Wachovia and Merrill Lynch did not support "Say on Pay" proposals in 2008. Now, these shareholders have a lot less to say." This statement attempts to link the acquisition of those two entities to the decision of their shareholders made to vote against a proposal. Such a causal connection is clearly materially misleading. The Proponent is attempting to suggest that, if his Proposal is included in the Proxy Materials and is not approved by shareholders, the Company will necessarily be acquired in unfavorable circumstances. Moreover, the Proponent misleadingly suggests there is some connection between the businesses and compensation practices at Wachovia and Merrill and those at the Company, without providing any substantiation.

AFLAC Advisory Vote. The Proponent suggests that a vote against the Proposal is a vote against good disclosure and reasonable compensation and, implicitly, that the Company lacks good compensation disclosure and pays unreasonably high compensation. These suggestions are false and misleading for the reasons discussed above relative to comparative compensation levels. Moreover, the suggestion is baseless and misleading with regard to compensation disclosure. The Company complies with the Commission's rules and guidance on compensation disclosure and the Proponent has provided no evidence to the contrary.

In light of the overwhelmingly pervasive nature of the false and misleading statements contained in the Supporting Statement, the Company believes that the Supporting Statement may be omitted in its entirety. This appears to the Company to be a clear case where a "supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules." Requiring the Company to correct the multitudinous character attacks and false and misleading statements contained in the Supporting Statement would result in a lengthy discussion having nothing to do with, and detracting from, the merits of requiring a company to seek annual shareholder ratification of executive compensation. Moreover, attempting to bring the Supporting

Statement into compliance by eliminating inaccurate, misleading and pejorative text from the Supporting Statement, and retaining the remaining untainted text, would not serve a significant purpose, as the small amount of remaining text would have little or no value to shareholders in their consideration of the Proposal.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annex A, of its intention to omit the Proposal from its Proxy Materials in reliance of 14a-9 and 14a-8(i)(3).

The Company anticipates that it will file its definitive Proxy Statement with the Commission on or about March 20, 2009, which is more than 80 calendar days from the date hereof.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (801) 844-8502.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Thomas E. Laursen
Executive Vice President and General Counsel

(Enclosures)

cc: Patrick S. Brown

ANNEX A

The Proposal and Supporting Statement

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2008

ZIONS BANCORPORATION
Attention: Corporate Secretary
One South Main, 15th Floor
Salt Lake City, Utah 84111

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Zions Bancorporation, at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 877.439 shares, an amount which will likely be increased because of participation in the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

RESOLUTION

That the shareholders of ZIONS BANCORPORATION request its Board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared by management, to ratify the compensation of named executive officers listed in the proxy statement's Summary Compensation Table.

The proposal submitted to shareholders should clearly state that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officer.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management at times when "gimickry" such as "Lockhart Funding" were in place.

The following table summarizes increases in compensation by our executives:

	2007	2006	2003
Harris H. Simmons	$ 1,698,239	$ 2,296,100	$ 783,230
Doyle L. Arnold	1,570,494	1,503,874	635,268
Paul Murphy	1,983,622	1,813,025	N/L
A. Scott Anderson	1,409,262	N/L	N/L

The earnings of Zions Bancorporation have been weakened and the dividend significantly reduced while management enjoys top dollar compensation.

But what efforts have been taken by the Board of Directors to recoup high salaries and bonuses?

Now, 2008 awakened shareholders that losses of "off-balance sheet" items such as Lockhart Funding that was allowed by careless directors who gave thoughtless management "bonuses" for what has become an evaporating dividend. "TIME IS THE TEST OF VALUE!"

Mushrooming compensation is a great concern of shareholders. The Council of Institutional Investors recommends timely adoption of shareholder proposals on this subject. "There is no doubt that executive compensation lies at the root of the current financial crisis" wrote Paul Hodgson of The Corporate Library. Shareholders at Wachovia and Merrill Lynch did not support "Say on Pay" proposals in 2008. Now, these shareholders have a lot less to say.

An Advisory vote establishes an annual referendum process for shareholders about executive pay. This can provide directors and management with useful information about shareholder views on executive compensation.

AFLAC submitted an Advisory Vote in its 2008 proxy statement where 93% voted in favor which confirms strong support for good disclosure and reasonable compensation. In 2008, Senators Obama and McCain supported this, too.

If you agree, please vote "FOR" this proposal.